07007238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51314

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 28 2007
WASH, D.C. 182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNX, Inc. A Delaware Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 E Olive Avenue, 2nd Floor
(No. and Street)

Burbank CA 91502
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Collett (818) 333-3309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor Beverly Hills CA 90210
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of California
County of Los Angeles } SS

OATH OR AFFIRMATION

I, David W. Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNX, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

S Herrera, Notary Public

Notary Public

S. HERRERA
Commission # 1643683
Notary Public - California
Los Angeles County
My Comm. Expires Feb 6, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNX, INC., A DELAWARE CORPORATION

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2007

UNX, INC., A DELAWARE CORPORATION

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of UNX, Inc., a Delaware Corporation:

We have audited the accompanying statement of financial condition of UNX, Inc., a Delaware Corporation (the Company), as of September 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UNX, Inc., a Delaware Corporation, as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
December 26, 2007

UNX, INC., A DELAWARE CORPORATION

STATEMENT OF FINANCIAL CONDITION

September 30, 2007

ASSETS

Cash and cash equivalents	$	1,456,527
Restricted cash		1,552,808
Due from broker (including restricted cash of $1,000,000)		2,662,739
Receivable from related clearing broker		259,145
Receivables from broker-dealers and others		238,182
Property and equipment, net		1,659,069
Deposits, prepaid expenses, and other assets		798,238
Goodwill		13,498,801
	$	22,125,509

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Commission rebates payable to clients	$	2,064,227
Accrued expenses and other liabilities		1,532,400
Accounts payable		458,822
Total liabilities		4,055,449
Commitments and contingencies		-
Stockholder's equity		
Common stock, $.0000001 par - 1 share authorized, issued and outstanding		1
Additional paid-in capital		47,806,286
Accumulated deficit		(29,736,227)
Total stockholder's equity		18,070,060
	$	22,125,509

See accompanying notes to financial statement.

1. Nature of operations

The accompanying financial statement report the accounts of UNX, Inc., a Delaware Corporation (the "Company"), a wholly owned subsidiary of UNX Holdings, Inc. ("Holdings"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company offers institutional brokerage services, including a proprietary electronic trading platform. The Company is based in Burbank, California, with a backup data center in Secaucus, New Jersey, and sales offices in San Diego, California, and New York, New York. The Company executes and clears its securities transactions on a fully disclosed basis with a clearing broker.

The Company is exempt from the computation of reserve requirements and information relating to possession or control requirements pursuant to Rule 15c3-3 paragraph (k)(2)(i) and (k)(2)(ii).

2. Significant accounting policies

Basis of Accounting

The financial statement of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal, contractual, or other regulations to be cash equivalents. At September 30, 2007, cash equivalents consist of money market accounts of $1,172,547. The carrying value approximates fair value due to the short-term maturities of these investments.

Restricted Cash

At September 30, 2007, restricted cash consists of $1,552,808 related to amounts due to customers participating in the Company's commission rebate program.

Deposit at Related Clearing Broker

The Company has a clearing deposit of $1,000,000 at a related broker-dealer as of September 30, 2007.

Property and Equipment

Equipment, software, and furniture and fixtures are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. Significant accounting policies (continued)

Allowance for Doubtful Accounts

Deposits, prepaid expenses, and other assets are shown net of the allowance for doubtful accounts for employee loan and draw receivable. As of September 30, 2007, the Company established an allowance for doubtful accounts in the amount of $86,000.

Goodwill and Other Intangibles

The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives be tested for impairment at least annually and written down when impaired. As of September 30, 2007, management has determined that there is no impairment to the carrying value of goodwill of $13,498,801.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not. The Company files consolidated federal and state income tax returns with Holdings.

Revenue Recognition

The Company receives commission payments for brokerage transactions conducted through various electronic trading platforms and its agency trading desks. Commissions are recognized gross of clearing charges, but net of any soft-dollar or commission recapture amounts, and are recorded on a trade date basis. The Company also receives from its clearing broker a portion of the interest income earned on introduced customer accounts. Interest earned from customer accounts is recognized and recorded when the amounts are earned and realizable. For the year ended September 30, 2007, approximately $6,919,000 of soft-dollar/commission recapture was offset against commission income.

The parent of the Company's clearing broker-dealer has approximately a 9.1% interest in Holdings. For the year ended September 30, 2007, the Company has incurred approximately $3,662,000 in clearing expenses paid to the Company's clearing broker-dealer.

The Company provides trade execution services for clients of several introducing broker-dealers. The revenue recognized on this activity is equal to the net execution rate earned by the Company. Two introducing broker-dealers are related parties that have common ownership and directors. Related party commission revenues for the year ended September 30, 2007 were approximately $2,013,000. The trade execution service agreement with one of those related party introducing broker-dealers ended as of May 31, 2007.

Advertising

The Company expenses the cost of advertising as the expense is incurred. For the year ended September 30, 2007, advertising costs totaled approximately $218,000.

3. Property and equipment

Property and equipment as of September 30, 2007, consist of the following:

Equipment	$	5,263,677
Leasehold improvements		831,615
Purchased software		666,558
Furniture and fixtures		295,841
		7,057,691
Accumulated depreciation and amortization		(5,398,622)
Total	$	1,659,069

4. Commitments and contingencies

Leases

The Company leases office space under non-cancelable operating leases. The Company has the following operating lease commitments:

Year Ending September 30th		
2008	$	879,350
2009		762,926
2010		54,834
Total	$	1,697,110

Total rental expense for the year ended September 30, 2007 was $853,218.

Litigation

The Company has litigation arising from the normal course of business. When it is both probable that a liability has been incurred and the amount can be reasonably estimated, management has accrued for such future liability.

5. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

6. Income taxes

Income tax expense of approximately $20,000 for the year ended September 30, 2007 consists of the minimum required state franchise taxes.

At September 30, 2007, the Company has net deferred tax assets of approximately $6,548,000. The Company has established a valuation allowance against 100% of deferred tax assets, an increase in the valuation allowance of approximately $1,416,000 from the prior fiscal year, until it can be determined that it is more likely than not that the assets will be realized. The deferred tax assets primarily result from approximately $20,800,000 of net operating loss carryforwards for federal tax purposes. The net operating loss carryforwards have expiration dates starting in the year 2020 through 2027. The Company's ability to utilize these amounts is subject to the ownership change rules in accordance with Internal Revenue Code Section 382.

7. Retirement plan

The Company has a defined contribution retirement plan (the Plan). Under the terms of the Plan, the Company may make discretionary matching contributions and profit-sharing contributions. During the year ended September 30, 2007, the Company did not make any contributions to the Plan.

8. Related party transactions

A distribution partner has been issued warrants to purchase shares of Holdings' common stock. Related party commission revenue recorded net of clearing and execution costs for the year ended September 30, 2007 was approximately $3,863,000.

9. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which, under the alternative standard elected by the Company, requires the maintenance of minimum net capital of $250,000. As of September 30, 2007, the Company has net capital of $1,934,129, which was $1,684,129 in excess of its required net capital of $250,000.

END